DANIELLE M. MCCANN, ESQ.
Member
Direct:  (315) 218-8605
Fax:  (315) 218-8405
dmccann@bsk.com

February 14, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4561
Attention:  Michael Clampitt, Senior Counsel

Re:	Community Bank System, Inc. Form 10-K
Form 10-K for the fiscal year ended December 31, 2009
Registration Statement on Form S-4
Filed March 11, 2010 and January 11, 2011
File Nos. 001-13695 and 333-171656

Dear Mr. Clampitt:

On behalf of Community Bank System, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 7, 2011 with respect to the above-referenced Form 10-K and Registration Statement on Form S-4 (the “Registration Statement”).

This letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”) are being filed with the Commission electronically today.  In addition to the electronic filing, we are delivering via overnight mail a hard copy of this letter, along with three courtesy copies of Amendment No. 1 marked to indicate changes from the version filed on January 11, 2011.

For the convenience of the Staff, each of the Staff’s comments is reproduced in its entirety and is followed by the corresponding response of the Company.  All references to page numbers in the Company’s responses are to the pages in the marked version of Amendment No. 1.

Securities and Exchange Commission
Attention:  Michael Clampitt, Senior Counsel
February 14, 2011

Form 10-K for the fiscal year ended December 31, 2009

Item 1, Business

Supervision and Regulation, page 5

1.
You may not qualify this section by reference to the actual statutes and regulations that are described.  Please revise your future filings to eliminate the qualification and indicate that all material information is discussed.

Response:

In response to the Staff’s comments, we will revise future filings to eliminate the qualification and indicate that all material information is discussed.

Item 1A. Rick Factors, page 8

2.
We note in your introductory paragraph the reference to “other risks” that could have a material impact on your financial condition and results of operations.  You must disclose all risks that you believe are material at this time.  Discussing the possibility of other risks that are not described in the risk factors section is unnecessarily confusing.  Please revise your future filings to delete this language.

Response:

In response to the Staff’s comments, we will revise future filings to delete the language referencing “other risks” factors.

3.
Some of your risk factors state that you cannot provide assurance of a specific outcome when the real risk is not your inability to give assurance, but the underlying situation.  Please revise your future filings to eliminate this and similar language.  For example, see the third risk factor on page 8.

Response:

In response to the Staff’s comments, we will revise future filings to revise the risk factors to eliminate the language regarding assurances and guarantees and clarify that the real risk is the underlying situation.

Form S-4

Proxy / Prospectus Cover Page

4.
Please tell us, for clarification purposes, which page you will use as the outside cover page of the prospectus.  As a related matter, in your next amendment, please ensure that all cover page information, as required under Item 501 of Regulation S-K, appears on the outside cover page, which shall be limited to one page (e.g., market for the securities, cross-reference to Risk Factors section, SEC legend, etc.).

Securities and Exchange Commission
Attention:  Michael Clampitt, Senior Counsel
February 14, 2011

Response:

The outside cover page is the letter to The Wilber Corporation’s (“Wilber”) shareholders.  In response to the Staff’s comment, Amendment No. 1 has been revised so that the letter will fit on one page once the “red-herring” legend is removed from the top of the page and the printer typesets the document.  We have included the information required by Item 501.

5.	Revise to indicate the maximum number of shares of Community Bank System common stock estimated to be issuable upon the completion of the merger.

Response:

In response to the Staff’s comment, the letter to Wilber’s shareholders has been revised to include the maximum number of shares of the Company’s common stock estimated to be issued upon completion of the Merger.  We have also added the number under the Summary on page 2.

Questions and Answers About the Merger

Is there other information I should consider?, page iii

6.	Please highlight the last sentence of this paragraph, which cross references the “Where You Can Find More Information” section, by bold print or otherwise.

Response:

In response to the Staff’s comment, Amendment No. 1 has been revised to bold and italicize the cross reference to “Where You Can Find More Information” on page vii.

Can I change my vote?, page v

7.	Your disclosure indicates that “[p]roxies may also be revoked via the Internet or telephone following the instructions on your proxy card.” Please revise the proxy card to provide these instructions.

Response:

In response to the Staff’s comment, the proxy card attached to Amendment No. 1 has been revised to include instructions on how to revoke the proxies via the Internet and telephone.

Securities and Exchange Commission
Attention:  Michael Clampitt, Senior Counsel
February 14, 2011

Table of Contents

8.	Please move the table of contents to appear immediately after the notice of shareholder meeting and before the Q&A section.

Response:

In response to the Staff’s comment, the table of contents has been moved in Amendment No. 1 to immediately follow the notice of shareholders’ meeting.

Terms of the Merger Agreement, page 5

9.	Revise the fourth to last bullet on page 6 to disclose the amount of Wilber’s delinquent loans as of the latest practicable date.

Response:

In response to the Staff’s comment, the fourth to last bullet on page 6 has been revised in Amendment No. 1 to include the amount of delinquent loans as of January 31, 2011.

Risk Factors, page 15

10.	See comment 3 above.

Response:

In response to the Staff’s comments, we have revised the risk factors on page 15, 17 and 22 of Amendment No. 1 to remove the language regarding the Company’s and Wilber’s ability to give assurances or guarantees and clarify that the risk is the underlying situation.

11.	Revise the last risk factor on page 17 to quantify the dollar value of the benefits disclosed.

Response:

In response to the Staff’s comments, we have revised the risk factor on pages 17- 18 of Amendment No. 1 regarding payments to Wilber’s officers and directors to include the dollar amounts of the benefits to be paid following the merger.

12.	Revise the first risk factor on page 18 to summarize the material changes in shareholder rights.

Securities and Exchange Commission
Attention:  Michael Clampitt, Senior Counsel
February 14, 2011

Response:

In response to the Staff’s comments, we have revised the risk factor on page 18 of Amendment No. 1 to highlight material changes in the shareholders rights.

13.	Revise the second risk factor on page 19 to summarize the claims made by the plaintiffs.

Response:

In response to the Staff’s comments, we have revised the risk factor on page 19 of Amendment No. 1 to include a summary of the shareholder claims.

The Merger, page 31

14.	Revise the first paragraph on page 33 to disclose the actual July 2010 date when the Board first met with Sandler O’Neil.

Response:

In response to the Staff’s comments, we have revised the paragraph on page 35 of Amendment No. 1 to include the actual date when the Board met with Sandler O’Neill.

15.	Revise the second paragraph on page 33 to disclose the number of banking organizations contacted.

Response:

In response to the Staff’s comments, we have revised the paragraph on page 35 of the Amendment No. 1 to disclose that nine banking organizations were contacted.

16.	Revise the last paragraph on page 33 to disclose the reasons the other 3 companies (whom had expressed interest) were not sent the Confidential Information Memorandum.

Response:

In response to the Staff’s comments, we have revised the paragraph on pages 35-36 to Amendment No. 1 to disclose why the three companies, although they had originally expressed interest in Wilber, were not sent the Confidential Information Memorandum.

17.	Revise the first paragraph on page 34 to disclose the reasons Janney and Sandler met without representatives of the other banks that had expressed interest.

Securities and Exchange Commission
Attention:  Michael Clampitt, Senior Counsel
February 14, 2011

Response:

In response to the Staff’s comments, we have revised the narrative on page 36 of Amendment No. 1 to include additional facts regarding Sandler’s interaction with Bidder A and Bidder B in the bidding process.

18.
Revise the second paragraph on page 34 to disclose what the other banking institutions did after receiving the Confidential Information Memorandum, i.e., whether they responded or not.  In addition, disclose why Mr. Wright met with Mr. Tryniski and not others.

Response:

In response to the Staff’s comments, we have revised the paragraph on page 36 of Amendment No. 1 to provide clarification regarding Mr. Wright’s meetings with the other chief executive officers and what the companies did after receiving the Confidential Information Memorandum.

19.	Revise the penultimate paragraph on page 34 to disclose why Bidder B was not invited to conduct due diligence.

Response:

In response to the Staff’s comments, we have revised the paragraph on page 37 of the Amendment to include Wilber’s rationale for not inviting Bidder B to conduct due diligence.

Austin Associates’ Compensation and Other Relationships with Wilber and Community Bank System, page 50

20.
We note your disclosure of the fees paid by Wilber pursuant to its current engagement of Austin Associates with respect to the fairness opinion.  Please supplement this disclosure by listing the fees paid by Wilber or Community Bank System to Austin Associates during the past three fiscal years, or disclose if no such other fees were paid.

Response:

In response to the Staff’s comments, we have revised the disclosure on page 53 in Amendment No. 1 to disclose any fees paid to Austin Associates by the Company or Wilber in the past three fiscal years.

Securities and Exchange Commission
Attention:  Michael Clampitt, Senior Counsel
February 14, 2011

Formal Agreement with Office of the Comptroller of the Currency, page 56

21.
For each action item under the terms of the Formal Agreement, please revise to discuss the actions you have taken or you plan to take to comply with each provision and the current status of your compliance with each provision.  Please address each of the following in your response:

•	Discuss how your actions will impact future financial results and trends including credit quality trends;

•	Discuss any changes to your allowance for loan loss methodology and quantify the impact;

•	Clearly disclose how you evaluated the impact of the changes on your allowance for loan loss at December 31, 2009 and disclose how you determined that your allowance was accurately recorded; and

•	Quantify the amount of interest that you reversed or charged off that was accrued contrary to regulatory call report requirements.

Response:

In response to the Staff’s comments, we have revised the disclosure beginning on page 60 of Amendment No. 1 to address the items listed above.

Indemnification and Limitation of Liability, page 80

22.	Please furnish the information required by Item 510 of Regulation S-K. Refer to Item 9 of Form S-4.

Response:

In response to the Staff’s comments, we have revised the disclosure on page 87 of Amendment No. 1 to include the disclosure of the Commission’s position on indemnification for Securities Act liabilities.

Where You Can Find More Information, page 85

23.	We note that you have not incorporated by reference into your registration statement the following filings on Form 8-K dated as follows:

•	January 25, 2010, April 26, 2010, July 22, 2010, October 27, 2010 and January 6, 2011, each filed by Community Bank System; and
•	January 29, 2010, April 30, 2010, July 30, 2010, August 3, 2010 (Form 8-K/A), and October 29, 2010, each filed by Wilber.

Securities and Exchange Commission
Attention:  Michael Clampitt, Senior Counsel
February 14, 2011

Please incorporate these filings by reference into your registration statement or provide us with a detailed legal analysis explaining why you are not required to do so.  In addition, revise the Proxy/Prospectus to update for the 2010 fourth quarter and year-end results or add a Recent Developments section to the Summary.

Response:

In response to the Staff’s comments, we have included the Form 8-K filed on January 6, 2011.  The other filings were earnings releases that were furnished to, rather than filed with, the Commission.  We have included a Recent Developments section on pages 29-30 of Amendment No. 1 to include the 2010 fourth quarter and year-end results for the Company and Wilber.

24.
We note your incorporation by reference of all filings made with the SEC by Community Bank System or Wilber pursuant to the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to the effectiveness of the registration statement, rather than prior to the date of the special meeting of Wilber’s shareholders.  Please advise.

Response:

In response to the Staff’s comments, we have revised the paragraph on page 115 of Amendment No. 1 as suggested.

25.
You cannot incorporate previously-filed proxy statements.  Please revise to eliminate the incorporation of the 2010 proxy statements, either directly or indirectly (i.e., via Form 10-K), for each of Community Bank System and Wilber, and revise to include all information required by Form S-4.  Refer to Item 11(b) of Form S-4.  In this regard, please revise to include, without limitation, an update to the Executive Compensation information for the year 2010 and other information required to be included in Part III of Form 10-K and note that we may have further comments.

Response:

In response to the Staff’s comments, we have removed the previously filed proxy statements from the list of documents incorporated by reference on page 115 of Amendment No. 1.  Further, we have added an Executive Compensation section beginning on page 91 of Amendment No. 1 which includes substantially all of the information required by Section 402 of Regulation S-K (i.e., the Summary Compensation Tables, the Director Compensation Tables, Grant of Plan-Based Awards Tables, Outstanding Equity Awards at Fiscal Year-End, Option Exercises and Stock Vested Table, Nonqualified Deferred Compensation Tables, Pension Benefits Tables, and tables reflecting payments to named executives upon termination or change in control) and a statement reflecting that both the Company and Wilber will file a Form 8-K with the Compensation Discussion and Analysis (to the extent required) and any amendments or adjustments to the information contained in Amendment No. 1 by March 1, 2011.  Based on our discussions with the Staff, we believe that the disclosure in Amendment No. 1, along with the disclosure to be provided by the Company and Wilber in the Form 8-Ks to be filed, will provide the investors with the required information requested.

Securities and Exchange Commission
Attention:  Michael Clampitt, Senior Counsel
February 14, 2011

Exhibits

26.	Please file or incorporate the following exhibits in your next amendment:

•	the form of common stock certificate of Community Bank System;
•	the legal opinion regarding U.S. federal income tax matters and the related consent;
•	subsidiaries of Community Bank System; and
•	material agreements, including those still material that were filed in Community Bank Systems Form 10-K for the fiscal year ended December 31, 2009.

Response:

In response to the Staff’s comments, we have included the material agreements and the Company’s form of common stock certificate in the exhibit list in order to incorporate them by reference and have attached the form of the tax opinion letter to be issued by Hinman, Howard & Kattell, LLP (along with its related consent).

The Company acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K, Registration Statement, and Amendment No. 1; comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 10-K, Registration Statement and Amendment No. 1; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Attention:  Michael Clampitt, Senior Counsel
February 14, 2011

Please contact me at (315) 218-8605 should you require further information or have any questions.

Very truly yours,

BOND, SCHOENECK & KING, PLLC

/s/ Danielle M. McCann

Danielle M. McCann, Esq.

DMM/dh

cc:	George J. Getman, Esq. (Community Bank System, Inc.) Clifford S. Weber, Esq. (Hinman, Howard & Kattell, LLP)

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